Exhibit 99.1

Aphria Appoints Brett D. Marchand as Senior Vice President of Supply Chain

LEAMINGTON, ON, Feb. 8, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced the appointment of Brett D. Marchand as Senior Vice President of Supply Chain effective February 11, 2019. Previously, Mr. Marchand was Vice President of Supply Chain and Logistics Canada at The Northwest Company ("NWC") where he was responsible for overseeing a supply network that supported 140 remote access retail grocery and general merchandise stores across Canada's North.

"I am pleased to welcome Brett, a distinguished veteran and highly accomplished leader, into the Aphria family," said Jakob Ripshtein, President of Aphria. "Brett's tenure in similar roles across a broad scale of growth-focused companies has led to an impressive record of optimizing corporate operational strategies and maximizing profitability. With the addition of leaders like Brett, Aphria continues to build bench strength that will propel the Company's growth as the cannabis industry evolves."

Mr. Marchand carries a wealth of global experience across a broad base of industry sectors including transportation, oil and gas, dairy and the public sector. He began his career by joining the Canadian Armed Forces ("CAF") as a Military Transportation Officer serving in both Canada and Germany. Upon retirement from the CAF, Mr. Marchand held leadership roles at Manitoulin Transport, The International Group, Maple Leaf Foods, and Lactalis American Group. He brings more than 35 years of strategic supply chain experience to his role at Aphria where he will be responsible for leading supply chain operations including demand forecasting, supply planning and inventory control.

"Having grown up in South Western Ontario, I welcome the opportunity to return to the Leamington area, while working in a rapidly evolving and exciting industry, said Mr. Marchand. "I look forward to helping shape Aphria's future through supply chain excellence and empowering the Company's continued growth as a leading global cannabis company."

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000, For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 06:30e 08-FEB-19